EMI

04046416

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

23rd November, 2004.

Attn: Filing Desk - Stop 1-4

SUPPL

RECEIVED
DEC 0 1 2004
185

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 19th November 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 23rd November 2004 confirming that AXA S.A. and its subsidiaries have decreased their interests such that they no longer have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. P. ASHCROFT
Group General Counsel
and Company Secretary

PROCESSED
DEC 03 2004
THOMSON
FINANCIAL

12/2

Enc.

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/57

Company Announcements Office,
London Stock Exchange.

23rd November, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by AXA Investment Managers UK Ltd, in a letter dated and received by fax after the close of business on 22nd November 2004, that, as of that date, AXA S.A. and its subsidiaries ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. P. ASHCROFT
Group General Counsel
and Company Secretary